October 11, 2007

Donald Miller
Chief Executive Officer
Piedmont Office Realty Trust, Inc.
6200 The Corners Parkway, Suite 500
Norcross, GA 30092

Re: Piedmont Office Realty Trust, Inc.

Preliminary Proxy Statement on Schedule 14A
Registration No. 0-25739
Filed on October 2, 2007

Dear Mr. Miller:

This is to advise you that we have reviewed your Preliminary Proxy Statement on Schedule 14A, filed on October 2, 2007, and have the following comment:

1.   In support of your proposal to amend your charter to extend the Liquidation Date, you discuss the board's determination that delaying the listing and concurrent offering of the common stock would be in the best interest of the company and its shareholders. Please revise to discuss whether your board considered listing the shares without doing a concurrent offering and, if so, why the board rejected this alternative.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Angela McHale at (202) 551-3402 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director